Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-3

Alianza Minerals Receives $626,805 Through Warrant Exercise

Vancouver, BC, March 4, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTC: TARSF) (“Alianza” or the “Company”) is pleased to report it has received $626,805 from the exercise of 6,296,100 common share purchase warrants and finders’ warrants since September 30, 2020. The warrants and finders’ warrants were originally from the July 2019 and February 2020’s private placements.

The funds received from the warrant exercise will be available to augment the remaining proceeds (approximately $1 million) from the Company’s September 2020 flow-through share financing to fund a spring drilling program at the wholly-owned Haldane Silver Project in the historic Keno Hill District, YT. Planning and drill hole targeting is in process for an expected start up in late April.

In addition to the exploration program at Haldane, Alianza is preparing for exploration programs at its gold projects in British Columbia, Colorado and Nevada, and is in the process of securing partners for some of these projects.

Alianza is also seeking a partner for the 100% owned Yanac Copper Project in southern Peru. The road-accessible Yanac Project is a drill-ready copper porphyry target defined by coincident Induced Polarization (IP) chargeability, magnetics and copper-molybdenum anomalies over a 1.2 by 0.9 km area.

Alianza also understands that a subsidiary of Coeur Mining, Inc. (“Coeur”) is planning to conduct an initial exploration program at the Tim Silver Project in southern Yukon, 12 kilometres north of Coeur’s Silvertip mine consisting of a SkyTEM airborne geophysical survey, mapping, soil geochemical sampling and trenching. The SkyTEM airborne geophysical survey is scheduled for this spring and is expected to collect magnetic and resistivity data over the concessions with the idea of initially using the data for structures and geology. Additional groundwork is planned for the summer. In accordance with the 2020 option agreement between Coeur and Alianza, Coeur is operating the Tim Silver Project exploration program. The initial exploration program is expected to be completed this fall.

As of the date of the news release, Alianza has 138,090,322 common shares outstanding and is fully funded until Q1 2022, with over $1.88 million in the treasury.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.